Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Advantage Announces Exercise of Over-Allotment Option

    CALGARY, March 5 /CNW/ - Advantage Energy Income Fund ("Advantage" or the
"Fund") (AVN.UN - TSX, AAV - NYSE) announced today the exercise of the over-allotment option ("Over-Allotment Option) granted to the underwriting syndicate, led by RBC Capital Markets as sole bookrunner and BMO Nesbitt Burns
Inc. as co-lead manager and including CIBC World Markets Inc., National Bank
Financial Inc., Scotia Capital Inc., Canaccord Capital Corporation,
FirstEnergy Capital Corp., Raymond James Ltd., Sprott Securities Inc. and
Tristone Capital Inc. (collectively, the "Underwriters"), in connection with the Fund's previously announced bought deal financing, which closed on
February 14, 2007.
    Pursuant to the Over-Allotment Option, the Underwriters are purchasing an additional 800,000 trust units of the Trust at a price of Cdn$12.80 per trust unit, raising the total gross proceeds of the previously announced financing to approximately Cdn$110 million. Closing is expected to occur on March 7,
2007.
    The net proceeds of the Offering will initially be used to repay indebtedness outstanding as at October 31, 2006 and to subsequently fund capital and general corporate expenditures.
    The Units have not been and will not be registered under the U.S.
Securities Act of 1933 (the "1933 Act") and may not be offered or sold in the
United States absent registration or an applicable exemption from the registration requirements of the 1933 Act.

    Advisory
    The information in this press release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan",
"continue", "estimate", "expect", "may", "will", "project", "predict",
"potential", "targeting", "intend", "could", "might", "should", "believe",
"would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

    %SEDAR: 00016522E          %CIK: 0001259995

    /For further information: Investor Relations, Toll free: 1-866-393-0393,
Advantage Energy Income Fund, 3100, 150 - 6th Avenue SW, Calgary, Alberta, T2P
3Y7, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site:
www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
    (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 16:42e 05-MAR-07